UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

                       Wismer-Martin, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)


                         (CUSIP Number)

                      Jonathan Klein, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0879

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          May 28, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 7 Pages
                  List of Exhibits is on Page 7

                          SCHEDULE 13D

CUSIP No.                                      Page  of 7 Pages


1    NAME OF REPORTING PERSON
          Physician Computer Network, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                  (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               7,679,916

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               7,679,916

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,679,916

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.                                              Page  of 7 Pages


1    NAME OF REPORTING PERSON
          Jeffry Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                  (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               7,679,916

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               7,679,916

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,679,916

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47%

14   TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer

          This Schedule 13D relates to the option (the "Option") granted by Mr. Ronald Holden ("Stockholder") to Physician Computer Network, Inc. ("PCN") to acquire up to 7,679,916 shares of common stock, par value $.001 per share ("Shares"), of Wismer-Martin, Inc. (the "Issuer" or "Wismer"), a Washington corporation. The address of the principal executive office of the Issuer is N. 12828 Newport Highway, Mead, Washington, 99021-9988.

Item 2.  Identity and Background

          The persons filing this statement are Physician Computer Network, Inc., a New Jersey corporation ("PCN"), and Jeffry Picower ("Picower"), an individual who is a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of PCN is 1200 The American Road, Morris Plains, New Jersey 07950. Mr. Picower's address is 1410 South Ocean Boulevard, Palm Beach, Florida 33480.

          The principal business of PCN is developing, marketing and supporting practice management software products for physician practices. Mr. Picower is Chairman of the Board and a Director of PCN and the beneficial owner of approximately 44% of the issued and outstanding common stock of PCN. Mr. Picower is also Chairman of the Board of Monroe Systems for Business, Inc., a worldwide office equipment and service organization, and serves as Chairman of the Board and Chief Executive Officer of Advanced Medical, Inc., which through its subsidiary, IMED Corporation, manufactures intravenous infusion pumps.

          The name, citizenship, present principal occupation or employment and business address of each director and executive officer of PCN is set forth in schedule A attached hereto and is incorporated by reference in its entirety.

          Neither PCN, Picower nor any other executive officer or director of PCN has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The Option was granted by Stockholder to PCN pursuant to an Option Agreement, dated May 28, 1996 (the "Option Agreement"), as consideration for PCN entering into a letter of intent with the Issuer regarding the acquisition by PCN of the Issuer. (See Item
4 below).  The exercise price of the Option is $0.81 per Share.
The aggregate purchase price of all 7,679,916 Shares subject to the Option is $6,220,731.96. In the event of exercise of the Option, the source of funding for the purchase of Shares will be general working capital of PCN.

Item 4.  Purpose of Transaction

          PCN acquired the Option from Ronald Holden, Chairman of the Board, Chief Executive Officer and the largest single stockholder of the Issuer, on May 28, 1996. The Stockholder granted PCN the Option in consideration for PCN entering into a letter of intent (the "Letter of Intent") dated May 28, 1996, regarding the acquisition by PCN of the Issuer. As described in the Letter of Intent, PCN proposes to acquire the Issuer through the merger of a wholly-owned subsidiary of PCN with and into the Issuer or a similar transaction (the "Transaction"). As a result of the Transaction, the Issuer would become a wholly-owned subsidiary of PCN.

          The Letter of Intent provides that, in connection with the Transaction, PCN would pay to the shareholders of the Issuer an aggregate of (x) $1,980,000 in cash and (y) 935,000 shares of common stock of PCN, subject to adjustment based upon the market price of PCN's common stock prior to the consummation of the Transaction. The Transaction is subject to, among other things, completion by PCN of its due diligence investigation of the Issuer, regulatory approval and approval of the Transaction by the Issuer's shareholders.

Item 5.  Interest in the Securities of the Issuer

          As of the close of business on May 28, 1996, as a result of its ownership of the Option, PCN may be deemed to beneficially own in the aggregate 7,679,916 Shares, representing approximately 47% of the Issuer's outstanding Shares (based upon the 16,325,461 Shares stated to be outstanding in the Issuer's filing with the Securities and Exchange Commission (the "SEC") on Form 10-QSB for the quarter ended March 31, 1996). As beneficial owner and holder of approximately 44% of PCN's common stock and Chairman of the Board and a Director of PCN, Picower may be deemed to have investment and voting power over the Shares. However, as provided by Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Picower disclaims beneficial ownership of all Shares of the Issuer beneficially owned by PCN.

          PCN has sole voting power and sole dispositive power with regard to 7,679,916 Shares. In addition, Picower through his association with PCN, may be deemed to have shared voting power and shared dispositive power with regard to the 7,679,916 Shares.

          The only transaction in the Shares by any of the Registrants effected during the past sixty days was PCN's acquisition of the Option to purchase 7,679,916 Shares from the Stockholder, which was effected by execution of the Option Agreement on May 28, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Option Agreement was entered into on May 28, 1996, between the Stockholder and PCN in order to induce PCN to enter into the Letter of Intent regarding the proposed acquisition of the Issuer by PCN. Under the Option Agreement, the Stockholder granted to PCN an option to purchase: (i) 1,795,750 of the Shares; (ii) 5,468,875 of the Shares; or (iii) all 7,679,916 Shares for a purchase price of $.81 per share at any time from and after May 28 and on or prior to the first to occur of: (x) July 15, 1996; or (y) the date on which PCN and Issuer enter into a definitive merger agreement regarding the Transaction (the "Expiration Date"). The Option Agreement provides that the Option shall be exercisable by PCN upon delivery to Stockholder of a written notice indicating the number of shares PCN wishes to acquire. In addition, the Option Agreement provides for the terms of payment for the Shares, as well as customary anti-dilution protection including, among other things, as a result of stock splits or the reorganization, dissolution, liquidation or merger of the Issuer into another company prior to the Expiration Date. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the to the text of such agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

          On May 28, 1996, PCN and Issuer entered into a Letter of Intent detailing the proposal of PCN to acquire all of the issued and outstanding capital stock of the Issuer through a merger of a subsidiary of PCN with Issuer or a similar transaction. The Letter of Intent describes, among other things, that upon the closing of the Transaction, (i) Issuer would become a wholly-owned subsidiary of PCN and (ii) the holders of Shares of Issuer would be entitled to receive an aggregate of (x) $1,980,000 in cash and (y) 935,000 shares of PCN common stock ("PCN Shares"). In addition, the Letter of Intent makes provisions for the increase or decrease in the number of PCN Shares which will be issued to Issuer's shareholders in the event that the per share market price of the PCN Shares drops below $10 per share or rises above $12.25 per share. The Letter of Intent also contains certain representations and warranties and covenants by the Issuer to PCN. These include, among others, (a) the representation that the Board of Directors of the Issuer has approved the basic terms of the Transaction; (b) that the Issuer will deliver audited financial statements to PCN as soon as possible; (c) that during the term of the Letter of Intent the Issuer will not solicit or discuss with any potential third party buyer proposals with respect to the sale of the Shares or the assets or business of the Issuer; and (d) that the Issuer will conduct its business in the ordinary course. In addition, the Letter of Intent describes certain of the conditions to which consummation of the Transaction will be subject, including, without limitation, completion by PCN of its due diligence investigation of the Issuer, regulatory approval and approval of the Transaction by the Issuer's shareholders. The foregoing summary of the Letter of Intent is qualified in its entirety by reference to the text of such, which is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

          Exhibit 1 Joint Filing Agreement dated May 30, 1996 between PCN and Picower.

          Exhibit 2      Option Agreement between Stockholder and
                         PCN dated May 28, 1996.

          Exhibit 3      Letter of Intent between PCN and the
                         Issuer dated May 28, 1996.

                           SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

        Name, Business Address and Principal Occupation of each Executive Officer and Director of PCN

          The following sets forth the name and principal occupation of each executive officer and director of PCN. Each such person is a citizen of the United States of America. The business address of each director and officer is c/o Physician Computer Network, Inc., 1200 The American Road, Morris Plains, New Jersey 07950.

     Name                     Position

Jeffry M. Picower*            Chairman of the Board and Director

Henry Green                   President, Chief Executive Officer
                              and Director

John F. Mortell               Executive Vice President and Chief
                              Operating Officer

James R. Bailey               Senior Vice President

Steven E. Kelsky              Senior Vice President

William S. Edwards            Vice President

Kenneth W. Ernsting           Vice President

Thomas F. Wraback             Vice President-Finance

Jerry Brager                  Director

Frederick Frank               Director

Frederic Greenberg            Director

Richard B. Kelsky             Director





*    See Item 2 above.  Mr. Picower's address is 1410 South Ocean
     Boulevard, Palm Beach, Florida, 33480.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 30, 1996


               PHYSICIAN COMPUTER NETWORK, INC.

               By: /s/ Thomas P. Wraback
                    Thomas P. Wraback
               Its: Vice President - Finance


               /s/ Jeffry Picower
               Jeffry Picower
























               [Signature Page for Schedule 13D with respect
                    to Wismer - Martin Inc.]